July 8, 2011
Doug Jones
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561

Re:	Ryder System, Inc. Form 10-K for the Year Ended December 31, 2010 Filed February 15, 2011 File Number: 001-04364
Dear Mr. Jones:
On behalf of Ryder System, Inc. (“Ryder”) we hereby respond to the comments provided by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated June 3, 2011. For ease of reference, we have included the Staff’s comments in their entirety in italicized text preceding each of our responses.
Form 10-K for the Year Ended December 31, 2010
Item 1A. Risk Factors, page 12
1.	We note the statement on page 12 that “[i]n addition to the factors discussed elsewhere in this report, the following are some of the important factors that could affect our business.” All material risks should be discussed in this section. Please confirm that you will revise this language in future filings to state that you have disclosed all known material risks in this section.
     We acknowledge the Staff’s comments and confirm that in future filings we will state that all known material risks are included under “Risk Factors.”
Management’s Discussion and Analysis
Full Year Consolidated Results, page 25 and Full Year Operating Results by Business Segment, page 31
2.	Please quantify each factor cited as a cause for a variance so that investors may have a context of their magnitude and relative impact. Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance in regard to quantification of cited factors.

Securities and Exchange Commission
July 8, 2011

     We acknowledge the Staff’s comment and the requirements of section 501.04 of the Codification of Financial Reporting Releases to quantify the factors that materially impact our consolidated and segment results.
     In drafting our Management’s Discussion and Analysis (MD&A), we currently provide the drivers of the change in the order of their magnitude. In future filings, beginning with our Quarterly Report on Form 10-Q for the period ended June 30, 2011 (the “Second Quarter Form 10-Q”), we will provide the magnitude and relative impact of the material factors consistent with the requirements of section 501.04 of the Codification of Financial Reporting Releases.
Full Year Consolidated Results, page 25
3.	We note that “operating expenses” is material to your results and represents your largest expense category that is approximately 50% of your total costs and expenses. It also appears to consist of several items. Please identify and quantify, preferably in comparative tabular fashion, the principal components of this line item so that investors may readily understand the magnitude and relative impact of each in contributing to your results. Accompany the presentation with an appropriate level of comparative analysis. Refer to 303(A)(3)(i) of Regulation S-K and instruction 4 to Item 303(A). Please provide us with your intended revised presentation.
     We acknowledge the Staff’s comment and are proposing to change the face of our Consolidated Statement of Earnings to identify the following principal components of “operating expenses.”

	Years ended December 31,
	2010	2009
Fuel	$840,257	717,314
Maintenance and repairs	856,557	793,169
Other Operating Expenses	745,110	719,056	(1)

	$2,441,924	2,229,539

(1)	Other operating expenses include taxes and licensing costs, facilities, insurance, professional services and outside labor. None of these items are individually significant (<10% of total costs).
     Our MD&A will contain a discussion of each of these expense line items with the appropriate level of comparative analysis. We believe this enhanced presentation of our Consolidated Statement of Earnings and MD&A will provide information surrounding the principal components of the previous “operating expenses” line so that investors may

Securities and Exchange Commission
July 8, 2011

readily understand the magnitude and relative impact of each of the principal expenses in contributing to our results.
     As discussed, we will implement these proposed changes to the Statement of Earnings and MD&A beginning with our Quarterly Report on Form 10-Q for the period ending September 30, 2011.
Full Year Operating Results by Business Segment, page 31
4.	To the extent that changes in costs and expenses materially impact each segment’s measure of profit, please discuss and quantify the impact of each material component. We also encourage that you alternatively consider disclosure, preferably in comparative tabular fashion, of the principal costs and expenses associated with each segment in arriving at “segment NBT.” This will more easily permit investors to readily identify and understand the costs and expense components associated with each segment as well as the magnitude and relative impact of each in contributing to each segment’s results. In addition, please accompany the presentation with an appropriate level of comparative analysis.
     In future filings, beginning with the Second Quarter Form 10-Q, we will enhance our disclosure regarding the changes in costs and expenses that materially impact the profitability of each reportable business segment. Specifically, we intend to:
a.	Expand the Overview section of the MD&A to provide an executive summary of the cost and expense components associated with each segment, as well as the material factors and trends that impact such components;

b.	Expand the Consolidated Results section to identify the business segment being impacted by the applicable change in expense; and

c.	Expand the Operating Results by Business Segment section to discuss and quantify changes in principal costs and expenses that materially impact segment NBT.
     We believe these expanded disclosures will more easily permit investors to readily identify and understand the cost and expense components associated with each segment as well as the magnitude and relative impact of each in contributing to the segment results.

Securities and Exchange Commission
July 8, 2011

Critical Accounting Estimates
Revenue Recognition, page 54
5.	In the “Revenue Recognition” portion of note 1 of the notes to the consolidated financial statements, you state that you make judgments about whether pricing is fixed or determinable and whether or not collectability is reasonably assured. Please discuss the judgments that are made for these purposes and the impact of such in determining the amount of revenue recorded.
Fixed and Determinable
     We supplementally advise the Staff that in our evaluation of whether revenue is fixed or determinable, we determine whether the total contract consideration in the arrangement could change based on one or more factors. These factors vary among each of our segments. Generally, the judgments made for these purposes do not materially impact the revenue recognized in any period.
     In our Fleet Management Solutions (FMS) segment, the factors evaluated in determining whether revenue is fixed or determinable primarily relate to (i) changes in the consumer price index (CPI) and (ii) vehicle usage. Our lease agreements allow for rate changes based on changes in CPI. Lease and rental agreements also provide for vehicle usage charges based on a time charge and/or a fixed per-mile charge. The changes in rates attributed to changes in the CPI and vehicle usage charges are contingent rentals. The contingent portion of the revenue in these arrangements is not considered fixed or determinable until the effect of CPI changes is implemented or the equipment usage occurs.
     In our Supply Chain Solutions (SCS) segment, the factors evaluated in determining whether revenue is fixed or determinable primarily relate to the satisfaction of performance contingencies. In certain SCS contracts, a portion of the contract consideration may be contingent upon the satisfaction of performance criteria, attainment of pain / gain share thresholds or volume thresholds. The contingent portion of the revenue in these arrangements is not considered fixed or determinable until the performance criteria or thresholds have been met.
Collectibility
     We supplementally advise the Staff that our judgments on collectibility are initially established when a business relationship with a customer is initiated and is continuously monitored as services are provided. We have a credit rating system based on internally developed standards and ratings provided by third parties. Our credit rating system, along with monitoring for delinquent payments, allows us to make decisions around when collectibility may not be reasonably assured. Factors considered during this process include historical payment trends, industry risks, liquidity of the customer, years

Securities and Exchange Commission
July 8, 2011

in business, and judgment, liens or bankruptcies. When collectibility is not considered reasonably assured (typically when a customer is 120 days past due), revenue is not recognized until cash is collected from the customer.
     In future filings, beginning with our Annual Report on Form 10-K for the period ending December 31, 2011, we will enhance our disclosures in Note 1 to the Consolidated Financial Statements surrounding our judgments around revenue recognition and collectibility and whether the impact of any judgments is material.
Consolidated Statements of Earnings, page 63
6.	We note that you solely report “Revenue” as one aggregate amount and caption in your Consolidated Statements of Earnings. However, in your Business (Item 1) section disclosures on your three reportable business segments, we note that you have substantive and separate revenue producing activities from rentals (including leasing) and from services.

Specifically, you have commercial rental and full-service leasing of various types of vehicles. In addition, you have contract-related maintenance and fleet support services (separate from your leasing contracts) as well as service contracts through your various logistic management and dedicated contract service activities. As such, it does not appear that your business operations and activities enable you to report all revenues solely in one caption and amount.

In accordance with the guidance in Rule 5-03(b)(1) of Regulation S-X, registrants should separately report on the face of the consolidated statement of earnings amounts of revenues from services as well as revenues from rentals, if each of these revenue producing activities exceeds 10% of total revenues. In connection with the separate reporting of these revenue producing activities, the amount of direct costs and expenses attributable to each of these two significant revenue producing activities should also be reported separately on the face of the consolidated statements of earnings, in accordance with the guidance in Rule 5-03(b)(2) of Regulation S-X. In this regard, we believe that rental activities include both commercial rental and leasing of vehicles. In this regard, ASC Topic 840 (Leases) further supports this treatment as payments received under operating leases represent rental income. Therefore, as it appears that your reporting of revenues should be disaggregated into these two material and separate revenue producing activities, please revise your Consolidated Statements of Earnings to be consistent with the general reporting format and presentation under Rule 5-03(b)(1)-(2) of Regulation S-X, accordingly.
     As discussed, in considering our response to this Comment 6, we wish to refer the Staff to its comment letter dated October 21, 2002 relating to Ryder’s Annual Report on Form 10-K for the period ended December 31, 2001 and Ryder’s response dated October 31, 2002. In Comment 2 of the Staff’s 2002 comment letter, the Staff requested that we

Securities and Exchange Commission
July 8, 2011

provide separate disclosure of revenues and costs of sales on the face of our Consolidated Statement of Earnings. At that time, we provided additional information to the Staff relating to our business which has not changed substantially since 2002, and no changes were required to be made to our financial statement presentation.
     Based on the Staff’s observations and suggestions in this Comment 6, we again reviewed and evaluated the requirements of Regulation S-X and other existing SEC and accounting guidance including ASC Topic 840, in each case, with a view to our current business and operations. We continue to believe that for purposes of Rule 5-03(b)(1) of Regulation S-X, our sources of revenues are limited to revenue from services and income from vehicle rentals. Although we agree that payments received under traditional operating leases represent rental income (as supported by ASC Topic 840), given that our full service lease product is primarily a service offering, we believe that our full service lease revenue is more appropriately classified as services revenue under Regulation S-X.
     Under an integrated full service lease contract, we provide customers with vehicles, maintenance, supplies (including fuel), ancillary services and related equipment necessary for their operation through our network of approximately 800 maintenance facilities. Customers furnish and supervise their own drivers, and dispatch and exercise control over the vehicles. As part of our full service lease offering, we also provide ancillary administrative services such as insurance, licensing, and fuel tax services. Given the various types of services that we bundle in this arrangement, we consider full service leasing to be a service rather than a rental activity and have aggregated this revenue with all our other service revenue in the income statement.
     We provide short-term truck rental to commercial customers to supplement their fleets during peak periods. We do not believe that separate disclosure of commercial vehicle rental revenue is required because it is less than 10% of consolidated revenue. We also view commercial vehicle rental revenue as a complementary offering to our full service leasing services because approximately 50% of commercial rentals are to existing full service lease customers.
     Given that we do not believe our revenues should be disaggregated into two activities, we believe our current presentation of expenses on the face of the Consolidated Statement of Earnings is consistent with Rule 5-03(b)(2) of Regulation S-X. We will, however, consistent with our response to Comment 3, separately display maintenance and repairs expense and fuel expense on the face of the Consolidated Statement of Earnings.
7.	Reference is made to note (1) on page 26 with respect to your non-GAAP operating performance measure for “operating revenues” which excludes fuel services and subcontract transportation revenues. You state that these revenue components are excluded from the operating performance measure of operating revenues as they are largely a pass-through to your customers and you realize minimal change in profitability from these items in certain instances. As these

Securities and Exchange Commission
July 8, 2011

items are different than your other revenue producing activities and not used in evaluating performance of the businesses and as a measure of sales activity, we suggest that you consider separate reporting of these revenue components on the face of your Consolidated Statements of Earnings.

In addition, please note that separate reporting of fuel (surcharge) revenues provides a consistent and similar statement of operations presentation used by other transportation industry registrants. Furthermore, as you report subcontract transportation expense revenues separately on the face of the statement will provide a consistent presentation for both the related revenues and expenses. Also, the separate reporting of these two revenue components on the face of the statement will segregate these items directly from your operating revenues and may eliminate the need to report a non-GAAP operating performance measure (as these items will already be excluded from your other operating revenues). Please re-evaluate and advise accordingly.
     With respect to fuel services and subcontracted transportation services, we supplementally advise the Staff that these service offerings are ancillary to our core service offerings. In addition, both fuel services and subcontracted transportation services are delivered to the customer either as a separately billed item or included in one combined rate to the customer. As such, we believe that separately reporting revenue from fuel services and subcontracted transportation services on the face of our Consolidated Statement of Earnings would give these service offerings undue prominence, would be incomplete and therefore potentially misleading, and would not enhance the reader’s understanding of our operations.
     As you noted, we realize minimal changes in profitability as a result of fuel services and subcontracted transportation services. As such, we believe that including a non-GAAP operating revenue metric that excludes fuel and subcontracted transportation in the MD&A enhances a reader’s understanding of the underlying profitability of each business segment.
     With respect to fuel surcharge revenues, we supplementally advise the Staff that we believe the fuel surcharge revenue reported by other transportation industry registrants is different than Ryder’s fuel services revenue. The fuel surcharge is a fee that allows the transportation providers to be reimbursed for excessive fuel costs incurred in the performance of services. The fuel surcharge represents an amount above and beyond the amount that is already included in their service revenue. Neither customers that are separately billed for fuel services, nor customers of our DCC transportation services are assessed a fuel surcharge.

Securities and Exchange Commission
July 8, 2011

Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Accounts Receivable Allowance, page 69
8.	For purposes of here as well as the portion of “revenue recognition” within note 1 in regard to direct financing leases of the “Fleet Management Solutions” segment, please disclose when you consider receivables to be uncollectible.
     In future filings beginning with the Annual Report on Form 10-K for the period ending December 31, 2011, we will disclose the following within the “Revenue Recognition” and “Accounts Receivable Allowance” sections of our Summary of Significant Accounting Policies footnote:
     “Recognition of income on direct finance leases is suspended when management determines that collection of future income is not probable, which is generally at the point at which the customer’s delinquent balance is determined to be at risk (generally over 120 days past due). Accrual is resumed, and previously suspended income is recognized, when the receivable becomes contractually current and/or collection doubts are removed. Cash receipts on impaired direct finance lease receivables are first recorded against the direct finance lease receivable and then to any unrecognized income. A direct finance lease receivable is considered impaired, based on current information and events, if it is probable that we will be unable to collect all amounts due according to the contractual terms of the lease.”
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     As requested in your comment letter, we hereby acknowledge that (a) we are responsible for the adequacy and accuracy of the disclosure in the filing; (b) your comments or our changes to our disclosure in response to your comments do not foreclose the Commission from taking any action with respect to the filing; and (c) we may not assert your comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
July 8, 2011

     We appreciate the Staff’s assistance with regard to these comments and in helping us enhance the disclosure in our public reports. Please direct any questions, comments or requests for further information to the undersigned at (305) 500-4290 or fax at (305) 500-7915.

Very truly yours,
/s/ Cristina A. Gallo-Aquino
Cristina A. Gallo-Aquino
Vice President and Controller Ryder System, Inc.

cc:	Richard Deas, PricewaterhouseCoopers, LLP Partner Lauren Nguyen, Division of Corporation Finance Justin Dobbie, Division of Corporation Finance Kara MacCullough, Greenberg Traurig, P.A., Partner